Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two:
The Director Plus Series I/IR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account One:
The Director Plus Series I/IR

Supplement dated August 25, 2025 to the product notice dated April 30, 2025
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Series I/IR of Director Plus, NatCity Plus, AmSouth Variable Annuity Plus, The Director Select Plus, Director Preferred Plus, Director Elite Plus and The Director Solution Plus.
The following supplements and amends the above mentioned product notice. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.02%

HV-8198